Filed by IQ Biometrix, Inc. Pursuant to
                                       Rule 425 Under the Securities Act of 1933
                                       And Deemed Filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                       Subject Company: IQ Biometrix, Inc.
                                       Commission File No.: 0-24001


TRANSCRIPT OF SPEECH OF
JOHN LIVIAKIS OF LIVIAKIS FINANCIAL COMMUNICATIONS

Hello, I'm John Liviakis of Liviakis Financial Communications, investor relations for IQ Biometrix.

We appreciate your participation in this conference call today.

I'd like begin with this statement from IQ Biometrix.

ANY REMARKS THAT WE MAY MAKE ABOUT FUTURE PLANS, EXPECTATIONS AND PROSPECTS FOR IQ BIOMETRIX CONSTITUTE FORWARD-LOOKING STATEMENTS FOR PURPOSES OF THE SAFE HARBOR PROVISIONS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED BY THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS IMPORTANT FACTORS, INCLUDING THOSE DISCUSSED IN OUR ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2003, AS AMENDED, WHICH IS ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. FORWARD-LOOKING STATEMENTS REFLECT IQ BIOMETRIX'S ESTIMATES AS OF THE DATE MADE, AND SHOULD NOT BE RELIED UPON AS REPRESENTING IQ BIOMETRIX'S AS OF ANY SUBSEQUENT DATE. WHILE IQ BIOMETRIX MAY ELECT TO UPDATE FORWARD-LOOKING STATEMENTS IN THE FUTURE, IT DISCLAIMS ANY OBLIGATION TO DO SO.

SIMILARLY, ANY REMARKS THAT WE MAY MAKE ABOUT FUTURE PLANS, EXPECTATIONS AND PROSPECTS FOR WHERIFY WIRELESS, INC. OR THE COMBINED COMPANY CONSTITUTE FORWARD-LOOKING STATEMENTS FOR PURPOSES OF THE SAFE HARBOR PROVISIONS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED BY THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS IMPORTANT FACTORS. FORWARD-LOOKING STATEMENTS REFLECT THE ESTIMATES OF IQ BIOMETRIX AND WHERIFY WIRELESS, INC. AS OF THE DATE MADE, AND SHOULD NOT BE RELIED UPON AS REPRESENTING WHERIFY WIRELESS, INC. OR THE COMBINED COMPANY AS OF ANY SUBSEQUENT DATE. WHILE IQ BIOMETRIX AND WHERIFY WIRELESS, INC. MAY ELECT TO UPDATE FORWARD-LOOKING STATEMENTS IN THE FUTURE, THEY DISCLAIM ANY OBLIGATION TO DO SO."

The representatives on this call today are Bill Scigliano, Chairman and CEO of IQ Biometrix, Doug Hajjar, Chairman of Wherify Wireless, and Timothy Neher, President and CEO of Wherify Wireless.

With this said, I'd like to now introduce Bill Scigliano.


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TRANSCRIPT OF SPEECH OF
WILLIAM SCIGLIANO
PRESIDENT AND CEO OF IQ BIOMETRIX, INC.

I WOULD LIKE TO BEGIN THIS CALL BY THANKING THE SHAREHOLDERS OF IQ BIOMETRIX FOR THEIR LOYALTY AND SUPPORT. SINCE JOINING IQB AS CEO AND PRESIDENT MY VISION FOR THE COMPANY HAS BEEN TO CREATE INNOVATIVE PRODUCTS THAT HELP SOLVE THE SERIOUS HOMELAND SECURITY ISSUES FACING OUR COUNTRY TODAY..., AND TO BUILD SHAREHOLDER VALUE IN DOING SO.

WE HAVE DONE THIS BY LEVERAGING:

      -     OUR INTELLECTUAL PROPERTY ASSETS
      -     OUR AWARD-WINNING IDENTIFICATION TECHNOLOGY
      - OUR STRONG VISIBILITY AND REPUTATION WITH LOCAL, STATE AND FEDERAL LAW ENFORCEMENT AND GOVERNMENT AGENCIES; AND
      - OUR RELATIONSHIP WITH THE TELEVISION SHOW "AMERICA'S MOST WANTED" AND ITS HOST, JOHN WALSH, WHO I BELIEVE IS ONE OF THE WORLD'S MOST INFLUENTIAL ADVOCATES IN THE FIGHT AGAINST CRIME AND INDEED TERRORISM

THIS STRATEGY HAS HAD RESULTS. LAW ENFORCEMENT AGENCIES ACROSS THE US - FROM RURAL DETACHMENTS TO SOME OF THE LARGEST POLICE DEPARTMENTS IN THE COUNTRY - ARE USING IQB TOOLS TO IDENTIFY, TRACK AND APPREHEND CRIMINALS.


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THE CREDIBILITY AND RELIABILITY OF OUR TECHNOLOGY HAS BEEN FURTHER CONFIRMED BY
FEDERAL AGENCIES CHARGED WITH PROTECTING THE SECURITY OF AMERICANS HERE AND ABROAD.

      - THE DEPARTMENT OF DEFENSE HAS CHOSEN IQB TECHNOLOGY TO TRAIN US AND INTERNATIONAL MILITARY INTELLIGENCE SPECIALISTS.
      - THE CRIMINAL INVESTIGATIVE SERVICES OF THE U.S. NAVY USES IQB FACIAL COMPOSITE SOFTWARE FOR MORE THAN 1000 OFFICERS AT 140 LOCATIONS AROUND THE WORLD.

AS MANY OF YOU KNOW, IQB'S STATED STRATEGY HAS ALSO BEEN TO GROW THE COMPANY THROUGH STRATEGIC ACQUISITIONS OF TECHNOLOGY OR BUSINESSES.

AFTER A CAREFUL REVIEW OF OPPORTUNITIES AND SUBSEQUENT DUE DILIGENCE, WE BELIEVE THAT THE PROPOSED MERGER BETWEEN IQB AND WHERIFY WIRELESS, INC. IS STRATEGICALLY AND FINANCIALLY COMPELLING.

IN OUR VIEW, WHERIFY'S TECHNOLOGY HAS ADVANCED FEATURES AND PERFORMANCE CAPABILITIES. WHERIFY ALSO HAS TOP FLIGHT MANAGEMENT AND ENGINEERS, ESTABLISHED RELATIONSHIPS WITH FORTUNE 500 COMPANIES, AND AN IMPRESSIVE TECHNOLOGY PORTFOLIO.

HAVING WORKED FOR MOST OF MY CAREER WITH ATTORNEY GENERALS AND HAVING BUILT IQB'S VISIBILITY AND REPUTATION IN FEDERAL, STATE AND LOCAL AGENCIES, I AM VERY EXCITED ABOUT WORKING WITH WHERIFY TO STRENGTHEN ITS GOVERNMENT CHANNELS.

I WANT TO MENTION TWO POSSIBLE APPLICATIONS THAT I THINK HOLD REAL PROMISE.


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THE FIRST IS CORRECTIONS AND THE EFFECTIVE MONITORING OF OFFENDERS.

ACCORDING TO DEPARTMENT OF JUSTICE STATISTICS, THERE ARE ABOUT 2.1 MILLION PERSONS INCARCERATED IN US, AT AN ESTIMATED COST OF UP TO 30 THOUSAND DOLLARS PER PRISONER PER YEAR.

THAT'S MORE THAN 40 BILLION DOLLARS ANNUALLY ACROSS THE US ---AND THAT COST IS GROWING.

CASH-STRAPPED STATES ARE STRUGGLING UNDER THE BURDEN, WITH BOTH POLITICAL NECESSITY AND PUBLIC OPINION DRIVING THE SEARCH FOR NEW OPTIONS, SUCH AS EXPANDING EARLY RELEASE AND PROBATION.

HOWEVER, A DEPARTMENT OF JUSTICE REPORT INDICATES THAT MORE THAN 11% OF THE
PEOPLE CURRENTLY RELEASED ON PROBATION....CLOSE TO HALF A MILLION OFFENDERS
RIGHT NOW... HAVE FAILED TO REPORT AND CAN'T BE LOCATED BY THEIR AUTHORITIES.

THE SYSTEM OF "SUPERVISION" IS CLEARLY FAILING US --- AND FAILING OUR
COMMUNITIES.

ELECTRONIC MONITORING DEVICES ARE AUTHORIZED BY STATUTE IN AT LEAST 40 STATES AND GPS TRACKING TECHNOLOGIES HAVE BEEN IDENTIFIED AS AN EFFECTIVE AND COST EFFICIENT WAY TO ENSURE CLOSE AND CONTINUAL TRACKING.

IN FACT, FLORIDA LEGISLATORS RECENTLY PROPOSED EXTENDING THE USE OF WEARABLE GPS MONITORING DEVICES FOR NOT ONLY PROBATIONERS, BUT ALSO HIGH RISK PAROLEES AND SUSPECTS ON BAIL AWAITING TRIAL. I BELIEVE THAT STATE IS LEADING A TREND WE WILL SEE ACROSS THE COUNTRY.


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GPS CAN PROVIDE 24 HOUR, REAL TIME REPORTING OF AN OFFENDER'S LOCATION. IT CAN
EVEN NOTIFY AUTHORITIES WHEN OFFENDERS ENTER AN "EXCLUSION ZONE" SUCH AS A DEFINED PERIMETER AROUND LOCAL SCHOOL GROUNDS FOR SEX OFFENDERS, OR A PROTECTION AREA AROUND A VICTIM OF DOMESTIC ABUSE.

THIS IMPORTANT GPS APPLICATION IS IN ITS EARLY, DEVELOPMENT STAGES, AND WHERIFY'S TECHNOLOGY COULD GAIN US A LEADING ROLE IN THIS MARKET DUE TO THE SMALLER SIZE AND WEIGHT OF ITS UNITS, THEIR LIMITED RISK OF SIGNAL LOSS, AND THEIR SIGNIFICANT POTENTIAL SERVICE PRICE DIFFERENTIAL.

THE OTHER AREA I'M EXCITED ABOUT IS PORT SECURITY. ACCORDING TO THE AMERICAN TRUCKING ASSOCIATION, IT IS ESTIMATED THAT CARGO THEFT COSTS AMERICA 20 BILLION DOLLARS EACH YEAR. LOS ANGELES ALONE IS ESTIMATED TO LOSE 2 MILLION DOLLARS PER DAY.

EVEN MORE ALARMING, A HOMELAND SECURITY REPORT IN DECEMBER BY THE US GENERAL ACCOUNTING OFFICE IDENTIFIED THE 7 MILLION CARGO CONTAINERS ARRIVING AT OUR SEAPORTS EACH YEAR AS A POTENTIAL METHOD FOR TERRORISTS TO SMUGGLE WEAPONS OF MASS DESTRUCTION INTO THE COUNTRY.

THE DEPARTMENT OF HOMELAND SECURITY'S U.S. CUSTOMS AND BORDER PROTECTION AGENCY IS RESPONSIBLE FOR ADDRESSING THIS THREAT. TO DATE IT HAS CARRIED OUT THIS CHARGE THROUGH AN AUTOMATED TARGETING SYSTEM IDENTIFYING SOME CONTAINERS FOR INSPECTION BASED ON A POTENTIAL RISK FORMULA.

THE DECEMBER REPORT RECOMMENDED CHANGES TO THE RISK MODELING USED BY CBP. I'D ARGUE THAT TO PROTECT AMERICANS, WE NEED TO DO MUCH MORE.


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GPS TECHNOLOGY CAN PROVIDE CONTINUOUS, REAL-TIME LOCATION INFORMATION FOR
TRACKING OF SHIPMENT CONTAINERS, FROM LOAD THROUGH TO DELIVERY. AND WHERIFY'S TECHNOLOGIES OFFER A REAL POTENTIAL OF PARTICIPATING IN THE EMERGING MARKET FOR MARITIME "SMART CONTAINER" SOLUTIONS.

THERE ARE OTHER GOVERNMENT APPLICATIONS THAT I WILL LOOK FORWARD TO ARTICULATING IN FUTURE CONFERENCE CALLS.

IN CONCLUSION, I WANT TO SAY, THAT I'VE NEVER FELT BETTER ABOUT THE FUTURE OF IQB, AND THE POTENTIAL THAT THIS MERGER WILL BRING.

AND I PERSONALLY HAVE NEVER BEEN MORE COMMITTED THAN I AM NOW TO RETURNING THE TRUST THAT IQB SHAREHOLDERS HAVE GIVEN ME, AND RISING TO THE CHALLENGES OF MAKING OUR COUNTRY SAFER AND MORE SECURE.


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Transcript of Speech of
Doug Hajjar
Chairman of the Board
Wherify Wireless, Inc.

      Welcome to the joint Wherify /IQBM conference call for investors. I will give you a brief update on the progress of the merger and expected timing going forward.

      Since the announcement of the signing of our definitive agreement to merge Wherify and IQBM both companies have been busy preparing the Form S-4 registration statement and proxy materials for review by the SEC and then distribution to the stockholders of both companies. The S-4 is expected to be filed with the SEC in the next week. It is difficult to determine how long the SEC review process will take; however, our best estimate at this time is that we will clear the SEC in approximately 60 days.

      At that time, the S-4 registration statement will be sent to the stockholders of both companies. We would encourage you to review the documents and return your vote to the company as quickly as possible. Once voting is complete, and if a majority of the stockholders from each company have voted in favor of the merger and the other conditions to closing are satisfied, then we would close the merger. Our current estimate for closing, assuming a timely and favorable vote, would be anticipated in September.

      There are other specific requirements of each company in order to close. The more significant requirements include Wherify signing a major retail customer and IQBM to close on a financing transaction to enable the company to have a minimum of $4 million in cash for use by the combined company. Both companies remain confident, that barring an unforsean event, we will be able to meet these requirements and be ready to close the merger on our estimated timeline. The requirement of IQBM to effect a one for four reverse split is also expected to take place in time for our projected merger closing. An additional requirement for IQBM to have received a fairness opinion on the transaction from a reputable investment-banking firm has been met and will be included in the S-4-merger document.

      All the other aspects of the transaction as described in the press release announcing the definitive agreement remain as previously stated and will be outlined in the detail in the S-4 proxy document.

      Since the announcement of the definitive merger agreement each company has met with a number of large customers and prospects and their feedback has reinforced our belief that the combination of Wherify and IQBM will represent a formidable force in the market place.

      Timothy Neher, Wherify CEO, will now give you his Wherify business outlook.

Timothy...


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Transcript of Speech of
TIMOTHY NEHER
CEO of Wherify Wireless, Inc.

      Hello and thank you for joining us this afternoon, my name is Timothy Neher, President and Chief Executive Officer of Wherify Wireless. As you all know Wherify and IQ Biometrix have signed a definitive agreement to merge the companies.

      Wherify Wireless is a nationwide location services provider pioneering the convergence of enhanced global positioning and wireless communications. Wherify's corporate headquarters is approximately 25,000 square feet located in Redwood Shores, California, approximately 10 minutes south of the San Francisco airport where we house all of our employees.

      Founded in March of 1998, Wherify develops products and services to compete in the wireless location-based services market. Wherify has developed a comprehensive, end-to-end location system, which includes a wearable locator and hand held "cell phone" type devices that utilize Wherify's patented Location Service Center. Wherify's tested and proven location system enables subscribers to obtain accurate location information for loved-ones or valuable property directly through the Internet or phone, 24 hours-a-day, seven days a week. Two-way voice communications in the hand held units allows direct voice communication to and from the subscriber.

      Wherify's first generation product for children, combines the power of enhanced GPS and digital wireless communications. This product embeds a highly miniaturized location system within a lightweight wrist-worn device. In addition to providing location information this device can be used to send out a panic call in the event of an emergency, as well as function as a pager and a watch. For example, "a child feels in danger they can push one button to lock the device and if the situation escalates the child can push two buttons for 3 seconds and send an emergency 911 request and police will be sent to there location. In non-emergencies the parent can call an 800 number or go to Wherify.com to locate the child".

      Wherify intends to use its relationships with Qualcomm and Flextronics to design, manufacture and market a family of GPS Locators to address five major markets: Children, Adults (Alzheimer's patients, senior, disabled, active adults, teenagers), Automotive (consumers)/Commercial (BtoB) /Payload tracking (cargo, containers), Pet owners and Government agencies.

      Wherify's next generation technology will first be released in a very small, slim and lightweight GPS locator phone (mini cell phone). This product is in development and is scheduled to be in full production by August 2004. While the Wherifone features are similar to the GPS Locator for Children, it will have enhanced features like two-way voice communication and dual-band (800/1900) CDMA technology. Additionally, the Wherifone will have a phone number for incoming calls and three user-programmable buttons for outgoing calls allowing one-touch Request 911 operation. Other features are expected to include a one-touch push button for concierge service that could include directions to points of interest, hotel and restaurant information.

      Wherify is also in development of a Wherifone GSM version. This product is similar in features to the CDMA Wherifone, but is also expected to include a display and 5 user-programmable buttons. Our GSM product should help Wherify further penetrate the international market (Europe, Asia). This product is expected to be in production by the end of 2004.

      In an effort to continually improve our product offerings, Wherify intends to introduce a "One Size Fits All" version of the watch model in 2005. Based on expected technological improvements, Wherify estimates that the "One Size Fits all" sport version will be approximately 60% smaller than the original Children's Model. This product will also feature two-way voice communication in both CDMA and GSM products.

      Wherify has built a substantial retail base to distribute its first generation watch. For its next generation products, Wherify plans to partner with strategic "market makers" who would work together with Wherify to market and distribute specific products through their channels.


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      Wherify's hardware products are essentially enablers of the Wherify location service system. Wherify expects that the majority of its gross margin after subscriber buildup will come from recurring service revenues. Wherify's initial hardware product currently retails for $199 and garners monthly recurring revenues ranging from $19.95 to $44.95 per month. The new handheld unit is expected to retail for approximately $149 and monthly recurring service revenues are expected to vary starting at $9.95 to $44.95 per month. Wherify intends to sell its products domestically through direct and indirect sales channels and specialty markets.

      Capitalizing on the awareness Wherify has built to date, traffic on our web site and its partnership with the Lost Children's Network, Wherify believes that this "grassroots" approach is a cost-effective way of establishing Wherify in the market. Direct-to-consumer distribution channels include: e-commerce, telesales, partners programs, TV and possibly its own kiosks located in high traffic retail locations.

      To achieve our volume and awareness goals, Wherify's sales efforts are focused on gaining distribution through strategic partnerships with consumer product companies to distribute into big box retail stores.

      Wherify also intends to augment sales by leveraging potential relationships with CDMA and GSM wireless carriers worldwide. These carriers have millions of subscribers that can potentially utilize Wherify's products.

      Within Wherify's partners program, business-to-business or OEM channel, Wherify plans to target several vertical markets, such as the security market and the automobile roadside assistance channel. Security service firms have an established base of consumers with heightened security concerns, and Wherify believes these people will be highly receptive to our products. Automobile roadside assistance companies have millions of subscribers and huge up sale potential. Wherify intends to leverage their customer base for increased market share.

      Wherify's government division will pursue agencies of the US Government such as the FBI, CIA, Homeland Security, Defense Department and Corrections to sell Wherify and IQBiometrix's combined technologies. Current technologies used to monitor individuals with movement-restrictions often do not meet the needs of law enforcement officials. Wherify believes the increase in over-crowding in jails and prisons provides a further incentive to utilize location and tracking products.

      For Automotive, Commercial and Payload Tracking applications, Wherify plans to first market the Wherifone, with accessories such as a cigarette lighter adapter and car battery adapter, to automobile supply stores. This would allow for a small, self-contained unit that attaches to any number of installation points; from a car's rear view mirror to a delivery truck's bumper, or loaded into a pallet of cargo (payload) making installation simple at a dealer as an after-market product positioned as the "OnStar" in your pocket and out of the car.

      Our goal is for next generation vehicle products to be connected directly to the automobiles UBS port, allowing the device to record and send out data pertaining to vehicle diagnostics, air bag deployment, and car lock and unlock, among others.

      We believe that our entry into new markets would be facilitated by combining Wherify's and IQ Biometrix's technologies and establishing and building United States and international partnerships, licensing agreements, OEM, and carrier relationships with major market players. Forging strategic partnerships including co-branding, distribution and marketing with telecommunication companies, wireless carriers, national retailers, major consumer brand companies, mass media and governments will align Wherify's sales and marketing efforts with established sales channels.

      Presently, Wherify outsources all assembly, testing and supply chain functions in order to reduce fixed overhead and personnel costs, thus providing flexibility in meeting market demand and to recognize economies scale that a larger manufacturing organization can provide. Wherify has entered into a contract with Flextronics for the design and manufacturing of its next generation Wherifone product line.


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

      Wherify relies on a combination of copyright, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other protective measures to protect its proprietary rights. Wherify's first patent was issued on May 18, 1999. Additional patents have been issued on March 26, 2002 and May 14, 2002. Other patents, filed on June 4, 2003, are pending.

      I hope this has given you a good understanding of Wherify Wireless and the company's objectives moving forward.

      Thank you for your support. I look forward to updating you on our next conference call.

      CALL ENDS, OPERATOR CONCLUDES CALL.


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Additional Information And Where To Find It

IQ Biometrix, Inc. plans to file a Registration Statement on Form S-4 with the Securities and Exchange Commission in connection with the merger transaction involving IQ Biometrix, Inc. and Wherify Wireless, Inc. and this Registration Statement on Form S-4 will contain a joint proxy statement/prospectus that IQ Biometrix, Inc. intends to file in connection with the merger transaction. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by IQ Biometrix, Inc. by contacting IQ Biometrix, Inc. at (510) 795-2900.

IQ Biometrix, Inc and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of IQ Biometrix in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of IQ Biometrix described above. Additional information regarding the directors and executive officers of IQ Biometrix is also included in IQ Biometrix's Annual Report on Form 10-KSB, which was initially filed with the Securities and Exchange Commission on October 14, 2003, as amended. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from IQ Biometrix by contacting IQ Biometrix at (510) 795-2900.


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